SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2016

G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐ NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”) announced that at the Special Meeting of Shareholders held today (the "Meeting") the following resolutions were approved by the shareholders, each by the respective requisite majority:

Proposal 1: Approval of certain terms of the termination agreement for the management services agreements between companies controlled by Messrs. Zwi Williger and Joseph Williger and the Company;

Proposal 3: Approval of exemption and indemnification letters for (i) Mr. Oleksander Avdyeyev, commencing July 28, 2015; and (ii) Mr. Ilan Admon, commencing September 8, 2015;

Proposal 4: Approval of the grant of a retirement bonus to Mr. Gil Hochboim, former CEO and CFO of the Company; and

Proposal 8: Approval of the terms of service of Mr. Ilan Admon, the incoming Deputy Chairman of the Board of Directors of the Company.

As previously announced today, the Meeting has been adjourned until January 27, 2016 with respect to Proposals No. 2, 5, 6, and 7 set forth in the proxy statement, dated December 10, 2015.

This Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD. (the "Registrant")
Dated: January 13, 2016	By:	/s/ Pavel Buber
Name: Pavel Buber Title: Chief Financial Officer